

April 21, 2009

By U.S. mail and facsimile to (813) 207-2328

Ms. Barbara R. Smith
Vice President, Finance, Chief Financial Officer and Assistant Secretary
Gerdau Ameristeel Corporation
4221 West Boy Scout Boulevard, Suite 600
Tampa, FL 33607

> **RE:** **Gerdau Ameristeel Corporation**
> **Form 40-F for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
>
> **File No. 333-101591**

Dear Ms. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2008

2008 Annual Report

1. The $63.7 million of 2008 fourth quarter inventory impairments referenced on page 19 comprise over 20% of the 2008 pre-tax loss. Please disclose in future filings the facts and circumstances leading to material inventory write-downs.

EBITDA, page 15

2. In future filings, please disclose whether the EBITDA calculation is consistent with the measure included in your debt agreements. In this regard, we note the EBITDA measures referenced on page 21 of the Form 40-F. Further, given the level of debt you have, please disclose in MD&A all material financial debt covenant ratio requirements and the corresponding actual measures as of the Balance Sheet date.

Critical Accounting Estimates and Assumptions, page 20

Goodwill, page 22

3. In future filings, please disclose the amounts of goodwill remaining in the Long Products and PCS reporting units. Disclose also whether material amounts of goodwill reside in reporting units with implied fair values that do not significantly exceed the carrying amount of corresponding goodwill. Such disclosures are necessary for readers to assess the risk and proximity of future goodwill impairment charges.

4. We note that despite the significant goodwill impairment charge, December 31, 2008 market capitalization was still significantly below the book value of your equity. Please provide us with a reconciliation of your market capitalization and your SFAS 142 fair value measurements. Such reconciling information should also be disclosed and explained in future filings, when applicable.

5. Given the impairment indicators that precipitated the December 31, 2008 SFAS 142 impairment test, please tell us whether you also performed a SFAS 144 recoverability test of your long-lived assets. The adverse economic conditions and stock price decline that caused the goodwill impairment would presumably have a similar adverse impact on the recoverability of long-lived assets. Compliance with SFAS 144 should be clearly evident. Further, in future filings, please specifically disclose whether a SFAS 144 recoverability test was performed in any of the periods presented.

Note 8 – Long-Term Debt, page 51

6. You state that at both December 31, 2008 and 2007, there was nothing drawn against the Senior Secured Credit Facility, in which you increased the commitments from $650.0 million to $950.0 million in June 2008. Based upon available collateral under the terms of the agreement, at December 31, 2008 and 2007, approximately $759.6 million and $583.0 million, respectively, were available under this facility, net of $74.9 million and $67.0 million, respectively, of outstanding letters of credit. Please explain to us why only $759.0 million was

available at December 31, 2008, when the gross amount of available borrowings and letters of credit aggregated only $834.5 million, compared to the $950.0 million total commitment.

Exhibits 99.1 and 99.2

7. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. In future filings, the person certifying should not include his title. The person should certify in his individual capacity, and not as CEO or CFO.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Barbara R. Smith
Gerdau Ameristeel Corporation
April 21, 2009
Page 4

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Jay Ingram at (202) 551-3397, with any other questions

      Sincerely,

      Terence O'Brien
      Branch Chief